Exhibit 23.3

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in this Post-Effective Amendment No. 4 to Registration Statement No. 333-156742 on Form S-11 of our report dated January 18, 2011 related to the statement of revenues and certain operating expenses of the property located at Fifty South Sixth, Minneapolis, Minnesota for the year ended December 31, 2009, appearing in the Current Report on Form 8-K/A filed with the U.S. Securities and Exchange Commission (“SEC”) on January 18, 2011, (which report on the statement of revenues and certain operating expenses expresses an unqualified opinion and includes explanatory paragraphs referring to the purpose of the statements), and to the reference to us under the heading “Experts” in the Prospectus, which is part of such Registration Statement.

/s/ Saville Dodgen & Company, PLLC

Dallas, Texas
February 17, 2011